Online Consortium Corp.

Listing of Registrant’s Subsidiaries

Exhibit 21

OnlineConsortium.com, Inc.

Incorporated in the State of Washington, July 11, 1999

Extra-Provincially registered in British Columbia, September 8, 1999

FilmIndustry.com, Inc.

Incorporated in the State of Washington, June 11, 1999

Extra-Provincially registered in British Columbia, October 8, 1999

DJscene.com Media Inc.

Registered in British Columbia, May 29, 2000